Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: (202) 383.0180 F: (202) 637.3593 JamesCain@eversheds-sutherland.com

April 23, 2020

Via EDGAR

Susan Block

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States 12 Month Oil Fund, LP

Pre-Effective Amendment No. 1 on Form S-1 to Form S-3

Filed April 10, 2020

File No. 333-237183

Dear Ms. Block:

On behalf of United States 12 Month Oil Fund, LP (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) on April 15, 2020, relating to the above referenced Pre-Effective Amendment (the “Pre-Effective Amendment”). The Staff’s comment is set forth below in italics followed by the Company’s response. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we have included both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version filed on April 10, 2020.

1.	We note that the Company includes the following language on Page 68 of the Pre-Effective Amendment: “We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Registration Statement on Form S-1 and prior to effectiveness of the registration statement.” Please be aware that the Company may not forward incorporate any documents filed after the filing of the Pre-Effective Amendment but prior to effectiveness. See C&DI 113.05. Please confirm that the Company will file a pre-effective amendment to include any additional documents the Company purports to incorporate by reference into the registration statement.

Response: The Company acknowledges the Staff’s comment. Although the Company is not incorporating any additional documents by reference, the Company has filed Amendment No. 2 to remove the above referenced language.

Additionally, the Company advises the Staff that Amendment No. 2 includes changes to address comments received from the National Futures Association on April 16, 2020 and immaterial changes to update the disclosure through the date of filing.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383.0180 or JamesCain@eversheds-sutherland.us.

Sincerely,

/s/ James M. Cain

James M. Cain, a partner

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